UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-10934

Enbridge Energy Partners, L.P.

(Exact name of registrant as specified in its charter)

5400 Westheimer Court

Houston, Texas 77056

(713) 627-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Units

(Title of each class of securities covered by this Form)

8.05% Fixed/Floating Rate Junior Subordinated Notes due 2067

Series A and Series B 5.95% Notes due 2033

6.30% Notes due 2034

Series A and Series B 7.50% Notes due 2038

9.875% Notes due 2019

5.20% Notes due 2020

5.50% Notes due 2040

4.20% Notes due 2021

4.375% Notes due 2020

5.875% Notes due 2025

7.375% Notes due 2045

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, Enbridge Energy Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2018	Enbridge Energy Partners, L.P.
	By:	Enbridge Energy Management, L.L.C., as delegate of Enbridge Energy Company, Inc., its general partner

	By:	/s/ Allen C. Capps
	Name: Title:	Allen C. Capps Controller (Duly Authorized Officer)